Acacia Research Corporation

500 Newport Center Drive

Newport Beach, CA 92660

November 4, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:   Acacia Research Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013

Dear Mr. Gilmore:

Set forth below are the responses of Acacia Research Corporation (“we,” “our” or “us”) to Staff comments made by letter dated September 24, 2013 (the “Comment Letter”), in connection with the Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 28, 2013 (the “Form 10-K”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter, and each response contains a reference to the page number(s), as applicable, where the responsive information may be found in the Form 10-K.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

1.	We note your presentation of comprehensive income does not have a separate line item for comprehensive income attributable to the non-controlling interests and does not include a subtotal for other comprehensive income. Please tell us your consideration for including these line items in your presentation of comprehensive income in accordance with the guidance in ASU No. 2011-2. Please note that similar concerns apply to your Form 10-Q for the fiscal quarters ended March 31, 2013 and June 30, 2013.

Company Response: We note the Staff’s reference to ASU No. 2011-5, “Presentation of Comprehensive Income.” We respectfully submit that there were no items of comprehensive income attributable to non-controlling interests for the periods presented in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. As such, we did not include a line item for the zero balance of comprehensive income attributable to non-controlling interests for the periods presented. In addition, we note the example for the two-statement approach to presenting comprehensive income in ASU No. 2011-5 and the reference to a subtotal for other comprehensive income. We will include a subtotal for other comprehensive income in all of our future quarterly and annual filings.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Earnings Per Share – page F-13

2.	We note Article Three I.B.3 on page 11 of the 2007 Acacia Technologies Stock Incentive Plan in Exhibit 99.1 to Form S-8 filed on July 20, 2007 indicates that holders of unvested shares have full stockholder rights, including the right to receive regular cash dividends, with respect to any shares of common stock issued to the participant. We note a similar provision in the 2013 Acacia Research Corporation Stock Incentive Plan included in Annex A of the definitive proxy statement filed on April 24, 2013. Please tell us whether you consider the restricted shares and restricted stock units to be participating securities that should be included in your computation of earnings per share under the two-class method. Refer to ASC 260-10-45-61A.

Company Response: We respectfully submit, pursuant to the terms of our stock incentive plans, as the Staff notes above, that holders of unvested shares have full stockholder rights, including the right to receive regular cash dividends, with respect to any shares of common stock issued to the participant. We also note the guidance set forth in ASC 260-10-45-61A referenced by the Staff. Prior to receipt of the Staff’s comment letter dated September 24, 2013, we respectfully submit that we did consider the applicability of the two-class method and whether the unvested shares of restricted stock were considered participating securities for purposes of calculating EPS in the past and again in FY 2013, when we began to declare and pay dividends on our common stock. Our interpretation of the guidance in ASC 260-10-45-61A historically was that the two-class method was applicable only when dividends were actually declared and paid. For example, in conjunction with our quarterly reporting procedures for the fiscal quarter ended June 30, 2013, as that fiscal quarter was the first time that we declared and paid a dividend to common stockholders, we assessed the materiality of using the two-class method, and determined that the impact was not material, and therefore passed on the presentation of EPS using the two-class method in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, due to immateriality.

However, we note the guidance referenced by the Staff in ASC 260-10-45-61A, which indicates that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents, whether paid or unpaid, are participating securities and should be included in the computation of EPS pursuant to the two-class method under the requirements of paragraph 260-10-45-60A. Based on our reconsideration of this guidance, we concluded that we have misapplied ASC 260-10-45-61A, and that the two-class method should have been utilized to calculate EPS irrespective of whether dividends were paid or unpaid for the applicable periods.

We note that under ASC 250 mistakes in the application of generally accepted accounting principles (“GAAP”) constitutes an error. Management conducted an analysis, the details of which are included as Exhibit A hereto, and a summary of which is provided below, to determine the materiality of the error to the reported EPS for the applicable historical periods. A summary of the impact of the error for the applicable periods is as follows:

	Basic	Basic	Diluted	Diluted
	As Reported	As Revised	As Reported	As Revised
Period:
Q1 2013	$0.11	$0.10	$0.11	$0.10
Q2 2103	$(0.26)	$(0.26)	$(0.26)	$(0.26)
YTD 2013	$(0.15)	$(0.16)	$(0.15)	$(0.16)

Q1 2012	$1.13	$1.08	$1.09	$1.08
Q2 2012	$0.13	$0.13	$0.13	$0.13
Q3 2012	$(0.14)	$(0.14)	$(0.14)	$(0.14)
Q4 2012	$0.20	$0.20	$0.20	$0.20
FY 2012	$1.26	$1.22	$1.24	$1.21

Q1 2011	$0.35	$0.33	$0.34	$0.33
Q2 2011	$0.05	$0.05	$0.05	$0.05
Q3 2011	$0.26	$0.25	$0.25	$0.25
Q4 2011	$(0.10)	$(0.10)	$(0.10)	$(0.10)
FY 2011	$0.53	$0.51	$0.51	$0.50

Q1 2010	$0.60	$0.56	$0.55	$0.54
Q2 2010	$(0.12)	$(0.12)	$(0.12)	$(0.12)
Q3 2010	$0.75	$0.71	$0.70	$0.69
Q4 2010	$(0.16)	$(0.16)	$(0.16)	$(0.15)
FY 2010	$1.05	$1.00	$0.97	$0.95

Quantitative Materiality Considerations. Based on the above, we determined that the adjustments to 2013, 2012 and 2011 are quantitatively immaterial to basic EPS for the respective periods. Differences range from less than one cent to $0.045 cents and from 0% to 5% of reported EPS for 2013, 2012 and 2011. For 2010, the differences range from less than one cent to $0.05 cents, and from 1.7% to 6% (Q1 2010) of reported basic EPS. In addition, diluted EPS differences are in the $0.00 cent to $0.03 cent range, and therefore we have concluded are not quantitatively material. From a quantitative standpoint, when taken as a whole, the magnitude of misstatement of basic and diluted EPS appears to be immaterial.

Qualitative Materiality Considerations. Management considered the following qualitative factors, including contemplation of guidance set forth in SAB 99:

•	The error does not mask a change in earnings or other trends, and does not change a loss into income or vice versa. The error does not impact any revenues, expenses or net earnings or other financial statement trends.
•	The use of the two-class method versus the treasury method does not result in any change or modification to the Balance Sheet, non EPS related Income Statement information, Statement of Stockholders Equity or Statement of Cash Flows for any period. There is no impact on cash flows from operations, investing or financing activities.

•	In management’s view, the magnitude of differences between the two-class method and treasury method would not be considered material by readers of our financial statements as it does not impact net income or loss, liquidity or working capital. The error in presentation does not relate to future cash outflows. During the applicable periods, our performance is based more heavily on reported revenues and net cash flows, versus periodic EPS.
•	No dividends were actually declared or paid during the fiscal year 2010 thru the fiscal quarter ended March 31, 2013.
•	Information regarding total common shares outstanding and total unvested restricted shares was provided for all periods presented in the 2012 Annual Report on Form 10-K as required. In addition, as required, we fully disclosed that EPS was calculated using the treasury method. As such, readers of our financial statements had information regarding weighted average common shares outstanding and total unvested restricted stock outstanding, and based on the disclosure of this information, have the ability to understand a reasonable approximation of EPS under the two-class method which includes the dilutive effect of all unvested shares outstanding for the periods presented.
•	The error does not hide a failure to meet analysts’ consensus expectations for the enterprise. Given the nature of our business, and the potential for significant fluctuations in results period to period, we do not give any revenue guidance or EPS guidance to shareholders or the analyst community. We do not provide inputs to analyst financial models or assist analyst with forecasts or projections related to revenues, the timing of revenues or EPS. We caution investors and potential shareholders to attribute analyst forecasts to those analysts and not to us, as we are not involved in providing projections or estimates of revenues and EPS to any external parties. Analysts estimate what they think our periodic EPS might be based on their own set of assumptions. Analysts are not guided by us with respect to their forecasts. As a result, we do not track analyst EPS estimates or forecasts or refer to them in earnings releases, earnings calls or public filings as benchmarks or valid measures for assessing the company’s periodic results. Based on the above, we do not believe that our EPS calculations for specific periods of time, in relation to analysts estimates, is a significant or material piece of data for shareholders and financial statement readers.
•	Management does not believe that analyst forecasts contemplate use of the two class-method. As such, failure to use the two-class method would not be the basis for diversions from analyst estimates.

•	The correction does not relate to any egregious circumstances. Management was aware of the two-class method and reconsidered the applicability thereof in the quarter ended March 31, 2013 when dividends began to be declared and paid. Management’s interpretation of the guidance under ASC 260-10-45-61A was that the two-class method was only to be implemented when dividends on common stock were declared and paid. Our failure to implement the two-class method was not due to any fraud or egregious circumstance. The error related to a mistake in the application of ASC 260-10-45-61A concerning participating securities and the circumstances under which use of the two-class method was required.

•	The impact of the error on diluted EPS is not quantitatively material to the applicable periods as discussed above. Since analysts, shareholders and readers of our financial statements typically focus on fully diluted EPS as a more precise measure of periodic EPS performance, we believe that financial statement readers had materially accurate information regarding diluted EPS to assess performance, despite use of the incorrect method.

•	The revision does not amend or otherwise modify our prior MD&A discussions regarding liquidity and capital resources or the availability of working capital for current or future operations.

•	Fiscal year 2010 errors are generally in the 1% to 5% range, with the quarter ended March 31, 2010 at 6%. However, the quarter ended March 31, 2010 is greater than 3 years old, and given the age of those financial statements and the relative immateriality of the presentation related error, management believes the error is not material to readers of our financial statements.

•	Despite the error noted, we have consistently presented EPS over the applicable periods based on the treasury method, such that readers of our financial statements have been able to assess basic and diluted EPS over the periods based on a consistently applied method and approach which was described in the footnotes to the financial statements in each Annual and Quarterly Report.

•	The error does not affect our compliance with any regulatory requirements, or compliance with loan covenants or other contractual requirements.

•	The error does not have the effect of increasing management’s compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation. Management is not compensated based on EPS targets. Management performance during the applicable periods was assessed based on factors described in the Compensation Discussion and Analysis provided in the respective annual Proxy Statements to shareholders, which does not include performance bonuses based on specific EPS targets.

Based on our assessment of materiality, considering quantitative and qualitative factors, we concluded that the impact of the error regarding the use of the two-class method for calculation of EPS, versus the treasury method for calculating EPS, is not material to our financial statements taken as a whole, or to readers of our financial statements for the applicable periods.

As such, management proposes that we implement the two-class method for the calculation of basic and diluted EPS for all applicable periods in all future filings, including the revision of applicable prior period disclosures in future filings to ensure consistency in the presentation of EPS disclosure in accordance with the two-class method.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (949) 480-8300, or Mark Skaist, the Company’s outside legal counsel, at (949) 725-4117.

Very truly yours,

ACACIA RESEARCH CORPORATION

/s/ Clayton J. Haynes

Clayton J. Haynes

Chief Financial Officer and Treasurer

Appendix A:

Impact of Two-Class Method for Computing EPS on Previously issued Financial Statements:

2013 Interim Periods:

	Q1 2013		Q2 2013		YTD Q2 2013
Net income (loss)		5,113,000		(12,503,000)		(7,390,000)
Less dividends to:
Common shares	–		(6,014,019)		(6,014,019)
Unvested restricted shares	–	–	(135,324)	(6,149,343)	(135,324)	(6,149,343)
Undistributed income (loss)		5,113,000		(18,652,343)		(13,539,343)

Allocation of undistributed net income (loss)
Weighted average common stock outstanding	47,859,798	97%	48,008,998	97%	47,934,810	97%
Weighted average unvested restricted stock outstanding	1,333,169	3%	1,317,400	3%	1,325,241	3%
	49,192,967		49,326,398		49,260,051

Net income attributable to common stock		4,974,434
Net income attributable to nonvested restricted stock		138,566
Basic EPS for common stock		0.10
Basic EPS for nonvested restricted stock		0.10
Dividends to common stocks		–		6,014,019		6,014,019
Total loss		5,113,000		(18,652,343)		(13,539,343)
Net loss attributable to common stock		5,113,000		(12,638,324)		(7,525,324)

Basic EPS for common stock		0.10		(0.26)		(0.16)

REPORTED BASIC EPS		0.11		(0.26)		(0.15)

DIFFERENCE - In Cents		(0.01)		(0.00)		(0.01)
DIFFERENCE -Percentage		-5.5%		1.2%		4.7%

Diluted EPS: Two-Class Method
Undistributed earnings to common shareholders		4,974,434		(12,638,324)		(7,525,324)
Add Back Undistributed earnings to unvested shareholders		138,566		–		–
Less: Undistributed earnings reallocated to unvested shareholders		(137,881)		–		–
Adjusted earnings		4,975,119		(12,638,324)		(7,525,324)
Weighted average common stock outstanding PLUS Dilutive Options / RSUs		48,104,242		48,227,801		48,166,277

Numerator: Weighted average unvested restricted stock outstanding		1,333,169		1,317,400		1,325,241

Combined - Common Stock and Unvested shares		49,192,967		49,326,398		49,260,051
Dilutive impact of Options -		244,444		218,803		231,467
Denominator		49,437,411		49,545,201		49,491,518
% Undistributed earnings reallocated to unvested shareholders		2.70%		2.66%		2.68%

Diluted EPS - Two Class Method		$0.10		$(0.26)		$(0.16)
REPORTED Diluted EPS - Treasury Stock Method - As Reported		0.11		(0.26)		(0.15)
Diluted EPS Difference -In Cents		$0.01		$0.00		$0.01

Fiscal Year 2012

	Q1 2012		Q2 2012		Q3 2012		Q4 2012		FY 2012
Net income (loss)		49,928,000		6,321,000		(6,619,000)		9,823,000		59,453,000
Less dividends to:
Common shares	–		–		–		–		–
Unvested restricted shares	–	–	–	–	–	–	–	–	–	–
Undistributed income (loss)		49,928,000		6,321,000		(6,619,000)		9,823,000		59,453,000

Allocation of undistributed net income (loss)
Weighted average common stock outstanding	44,367,500	96%	47,944,193	96%	48,332,878	97%	48,335,865	97%	47,251,061	97%
Weighted average unvested restricted stock outstanding	1,660,540	4%	1,765,145	4%	1,387,929	3%	1,392,776	3%	1,550,717	3%
	46,028,040		49,709,338		49,720,807		49,728,641		48,801,778

Net income attributable to common stock		48,126,762		6,096,546		(6,434,234)		9,547,882		57,563,832
Net income attributable to nonvested restricted stock		1,801,238		224,454		(184,766)		275,118		1,889,168
Basic EPS for common stock		1.08		0.13		(0.14)		0.20		1.22
Basic EPS for nonvested restricted stock		1.08		0.13		–		0.20		1.22
Dividends to common stocks
Total loss
Net loss attributable to common stock

Basic EPS for common stock

REPORTED BASIC EPS		1.13		0.13		(0.14)		0.20		1.26

DIFFERENCE - In Cents		(0.045)		(0.00)		0.00		(0.00)		(0.04)
DIFFERENCE -Percentage		-4.0%		-2.2%		-2.2%		-1.2%		-3.3%

Diluted EPS: Two-Class Method
Undistributed earnings to common shareholders		48,126,762		6,096,546		(6,619,000)		9,547,882		57,563,832
Add Back Undistributed earnings to unvested shareholders		1,801,238		224,454		–		275,118		1,889,168
Less: Undistributed earnings reallocated to unvested shareholders		(1,785,851)		(222,882)		–		(273,625)		(1,876,363)
Adjusted earnings		48,142,149		6,098,118		(6,619,000)		9,549,375		57,576,637
Weighted average common stock outstanding PLUS Dilutive Options / RSUs		44,764,064		48,294,782		48,641,374		48,607,141		47,584,120

Numerator: Weighted average unvested restricted stock outstanding		1,660,540		1,765,145		1,387,929		1,392,776		1,550,717

Combined - Common Stock and Unvested shares		46,028,040		49,709,338		49,720,807		49,728,641		48,801,778
Dilutive impact of Options -		396,564		350,589		308,496		271,276		333,059
Denominator		46,424,604		50,059,927		50,029,303		49,999,917		49,134,837
% Undistributed earnings reallocated to unvested shareholders		3.58%		3.53%		2.77%		2.79%		3.16%

Diluted EPS - Two Class Method		$1.08		$0.13		$(0.14)		$0.20		$1.21
REPORTED Diluted EPS - Treasury Stock Method - As Reported		1.09		0.13		(0.14)		0.20		1.24
Diluted EPS Difference -In Cents		$0.01		$0.00		$(0.00)		$0.00		$0.03

Fiscal Year 2011

	Q1 2011		Q2 2011		Q3 2011		Q4 2011		FY 2011
Net income (loss)		12,353,000		2,139,000		10,803,000		(4,189,000)		21,106,000
Less dividends to:
Common shares	–		–		–		–		–
Unvested restricted shares	–	–	–	–	–	–	–	–	–	–
Undistributed income (loss)		12,353,000		2,139,000		10,803,000		(4,189,000)		21,106,000

Allocation of undistributed net income (loss)
Weighted average common stock outstanding	35,182,811	95%	40,994,082	96%	41,292,820	96%	41,418,470	97%	39,743,433	96%
Weighted average unvested restricted stock outstanding	1,697,327	5%	1,840,378	4%	1,574,145	4%	1,489,748	3%	1,649,622	4%
	36,880,138		42,834,460		42,866,965		42,908,218		41,393,055

Net income attributable to common stock		11,784,480		2,047,098		10,406,296		(4,043,560)		20,264,870
Net income attributable to nonvested restricted stock		568,520		91,902		396,704		(145,440)		841,130
Basic EPS for common stock		0.33		0.05		0.25		(0.10)		0.51
Basic EPS for nonvested restricted stock		0.33		0.05		0.25		–		0.51
Dividends to common stocks
Total loss
Net loss attributable to common stock

Basic EPS for common stock

REPORTED BASIC EPS		0.35		0.05		0.26		(0.10)		0.53

DIFFERENCE - In Cents		(0.02)		(0.00)		(0.01)		(0.00)		(0.02)
DIFFERENCE -Percentage		-4.3%		-0.1%		-3.1%		1.1%		-3.8%

Diluted EPS: Two-Class Method
Undistributed earnings to common shareholders		11,784,480		2,047,098		10,406,296		(4,189,000)		20,264,870
Add Back Undistributed earnings to unvested shareholders		568,520		91,902		396,704		–		841,130
Less: Undistributed earnings reallocated to unvested shareholders		(561,948)		(91,039)		(393,064)		–		(832,936)
Adjusted earnings		11,791,052		2,047,961		10,409,936		(4,189,000)		20,273,064
Weighted average common stock outstanding PLUS Dilutive Options / RSUs		35,614,105		41,400,265		41,689,797		41,805,935		40,150,600

Numerator: Weighted average unvested restricted stock outstanding		1,697,327		1,840,378		1,574,145		1,489,748		1,649,622

Combined - Common Stock and Unvested shares		36,880,138		42,834,460		42,866,965		42,908,218		41,393,055
Dilutive impact of Options -		431,294		406,183		396,977		387,465		407,167
Denominator		37,311,432		43,240,643		43,263,942		43,295,683		41,800,222
% Undistributed earnings reallocated to unvested shareholders		4.55%		4.26%		3.64%		3.44%		3.95%

Diluted EPS - Two Class Method		$0.33		$0.05		$0.25		$(0.10)		$0.50
REPORTED Diluted EPS - Treasury Stock Method - As Reported		0.34		0.05		0.25		(0.10)		0.51
Diluted EPS Difference -In Cents		$0.01		$0.00		$0.00		$0.00		$0.01

Fiscal Year 2010

	Q1 2010		Q2 2010		Q3 2010		Q4 2010		FY 2010
Net income (loss)		18,512,000		(3,866,000)		24,675,000		(5,270,000)		34,051,000
Less dividends to:
Common shares	–		–		–		–		–
Unvested restricted shares	–	–	–	–	–	–	–	–	–	–
Undistributed income (loss)		18,512,000		(3,866,000)		24,675,000		(5,270,000)		34,051,000

Allocation of undistributed net income (loss)
Weighted average common stock outstanding	30,847,402	94%	31,664,868	94%	32,794,553	95%	33,879,777	95%	32,306,322	94%
Weighted average unvested restricted stock outstanding	2,016,934	6%	2,199,683	6%	1,782,372	5%	1,642,903	5%	1,909,097	6%
	32,864,336		33,864,551		34,576,925		35,522,680		34,215,420

Net income attributable to common stock		17,375,891		(3,614,883)		23,403,053		(5,026,266)		32,151,077
Net income attributable to nonvested restricted stock		1,136,109		(251,117)		1,271,947		(243,734)		1,899,923
Basic EPS for common stock		0.56		(0.12)		0.71		(0.16)		1.00
Basic EPS for nonvested restricted stock		0.56		–		0.71		–		1.00
Dividends to common stocks
Total loss
Net loss attributable to common stock

Basic EPS for common stock

REPORTED BASIC EPS		0.60		(0.12)		0.75		(0.16)		1.05

DIFFERENCE - In Cents		(0.04)		(0.00)		(0.04)		0.00		(0.05)
DIFFERENCE -Percentage		-6.1%		1.7%		-4.8%		-2.8%		-5.2%

Diluted EPS: Two-Class Method
Undistributed earnings to common shareholders		17,375,891		(3,866,000)		23,403,053		(5,270,000)		32,151,077
Add Back Undistributed earnings to unvested shareholders		1,136,109		–		1,271,947		–		1,899,923
Less: Undistributed earnings reallocated to unvested shareholders		(1,084,199)		–		(1,229,416)		–		(1,822,655)
Adjusted earnings		17,427,801		(3,866,000)		23,445,584		(5,270,000)		32,228,345
Weighted average common stock outstanding PLUS Dilutive Options / RSUs		32,420,913		33,246,665		33,990,732		34,671,287

Numerator: Weighted average unvested restricted stock outstanding		2,016,934		2,199,683		1,782,372		1,642,903		1,909,097

Combined - Common Stock and Unvested shares		32,864,336		33,864,551		34,576,925		35,522,680		34,215,420
Dilutive impact of Options -		1,573,511		1,581,797		1,196,179		791,510		1,450,509
Denominator		34,437,847		35,446,348		35,773,104		36,314,190		35,665,929
% Undistributed earnings reallocated to unvested shareholders		5.86%		6.21%		4.98%		4.52%		5.35%

Diluted EPS - Two Class Method		$0.54		$(0.12)		$0.69		$(0.15)		$0.95
REPORTED Diluted EPS - Treasury Stock Method - As Reported		0.55		(0.12)		0.70		(0.16)		0.97
Diluted EPS Difference -In Cents		$0.01		$(0.00)		$0.01		$(0.01)		$0.02